

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Thomas H. Ehrlich
Chief Financial Officer
Uranium Resources, Inc.
405 State Highway Bypass 121, Building A, Suite 110
Lewisville, Texas 75067

>   **Re: Uranium Resources, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 14, 2012**
>   **File No. 333-181400**

Dear Mr. Ehrlich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are unable to locate information responsive to Item 5.07(d) of Form 8-K regarding Uranium Resources' decision in light of the shareholder vote as to how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials. Please advise.

2.   We note that Neutron Energy filed an amended registration statement on Form S-1 on September 13, 2011, file number 333-173181. Given the proposed merger and to the extent of your knowledge, please tell us whether Neutron Energy intends to proceed with that offering, withdraw the registration statement or take some other action.

Exhibits

3.   Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Branch Chief, at (202) 551-3536 if you have any questions regarding our comments.

                                                Sincerely

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director

cc (via e-mail): Alfred C. Chidester, Esq.